Exhibit 99.3

Carnival UK To Revolutionize Guest Experience Leveraging NICE CXone’s
Platform Completeness Converging CCaaS Voice, Digital, and CX AI

NICE's best-in-class platform enables Carnival UK's mission to provide a frictionless guest experience

Hoboken, N.J., January 25, 2024 – NICE (Nasdaq: NICE) today announced that Carnival UK of the Carnival Corporation and PLC, the world’s largest cruise operator group, has selected NICE CXone to revolutionize guest experiences by consolidating contact center operations on to a unified, AI-powered platform. Carnival UK will work with NICE Value Realization Services and Sycurio Professional Services to assist the speedy transformation at its contact centers in the UK and Germany. This includes a migration from their legacy incumbent solutions with Avaya and Verint to NICE’s CXone cloud platform enabling a seamless omnichannel guest experience.

To spearhead this digital transformation, Carnival UK has adopted the complete suite of NICE CXone voice and digital solutions, including Enlighten AutoSummary, CXone Expert, CXone Feedback Management, and CXone SmartAssist for voice and text. This suite of best-in-class solutions will transform CX from a limited, multi-channel operation to a unified omnichannel experience center, empowering a hybrid workforce capable of delivering a seamless experience that drives an effective, efficient operation. Carnival UK has plans to further its digital transformation by deploying Generative AI in the form of Enlighten Copilot as a feature enhancement during the first half of 2024.

“We looked at many other vendors before choosing NICE, but none of them could deliver the size and scope that we require to uphold our high standards and provide exceptional guest experiences,” said Paul Ludlow, President, Carnival UK and P&O Cruises. “Our guests come to us to enjoy our ocean cruises and see the world, and we strive to make every point of that journey as frictionless as possible. From the moment our guests start searching for their desired cruise to the moment they step foot back on land, I am confident our digital transformation will provide them with the experience of a lifetime.”

Darren Rushworth, President, NICE International, said, “Understanding the guest’s journey from start to finish is essential to providing excellent experiences. By adopting our full CXone platform, Carnival UK will be positioned to deliver the highest quality on both sides of the interaction. NICE is proud to be at the forefront of this digital experience and I’m excited to see how Carnival UK expands its AI innovation.”

About Carnival UK
Carnival UK (CUK) is the UK division of Carnival Corporation and plc, which is the world’s largest cruise group. Carnival UK operates a fleet of 10 cruise ships for cruise brands P&O Cruises and Cunard, sailing across the world throughout the year providing guests with unforgettable holidays. Carnival UK, based in Southampton, Hampshire, UK, has over 10,000 employees with call centers located in the UK and Germany. The Group has within its portfolio; Costa Europe, Costa Asia, AIDA, P&O Cruises, Cunard Line, Princess Cruises, Seabourn, and Holland America. Carnival Corporation and plc are passionate about providing world-class guest experiences and operating a winning culture to achieve unrivaled business success and deliver our vision of being the most spectacularly successful cruise company in Britain. www.carnivalcorp.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform – and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.